Exhibit 3.201

PENNSYLVANIA DEPARTMENT OF STATE CORPORATION BUREAU

FILE DATE: June 18, 2002

FILING NO.: 2002056-1731

1.	Name: Burlington Coat Factory Realty of Whitehall, Inc.

2.	Address: 2631 Macarthur Road, Whitehall, PA 18052, Lehigh county

3.	Incorporated: Business Corporation Law of 1988

4.	Number of Shares: 1,000

5.	Incorporator: Michael A. Barr, 10 Bank Street, Suite 560, White Plains, NY 10606

/s/ Michael A. Barr